Exhibit 99.4
TRADEMARK COEXISTENCE AGREEMENT
This TRADEMARK COEXISTENCE AGREEMENT (this “Agreement”), dated as of November 13, 2025 (the “Effective Date”), is made by and between ROHTO PHARMACEUTICAL CO., LTD., a company organized and existing under the laws of Japan (“Rohto”), and OBAGI COSMECEUTICALS LLC, a company organized and existing under the laws of Delaware (“Obagi”). Rohto and Obagi are hereinafter referred to collectively as the “Parties” and individually as a “Party.” Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Trademark Transfer Agreement (defined below).
RECITALS
WHEREAS, pursuant to that certain Trademark Transfer Agreement, dated as of the date of this Agreement, by and between Rohto and Obagi (the “Trademark Transfer Agreement”), Obagi has agreed to sell and assign to Rohto certain Trademarks related to the name “OBAGI” and “SKIN HEALTH RESTORATION” registered with the Japan Patent Office, a list of which is set forth on Schedule A (collectively, the “Obagi Trademarks”), together with all perpetual license rights and distribution rights in the Rohto Territory in all channels related to any goods manufactured and sold under the name of “OBAGI”, “SKIN HEALTH RESTORATION,” or any other of the Obagi Trademarks set forth on Schedule A; and
WHEREAS, the Parties desire to coexist as of the Effective Date pursuant to the terms of this Agreement, with Rohto owning and using the Obagi Trademarks solely in Japan (the “Rohto Territory”), and Obagi and its subsidiaries retaining rights to use the Obagi Trademarks outside of the Rohto Territory, subject to the terms and conditions set forth herein;
NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:
DEFINITIONS
“Affiliate” means, with respect to a Party, any other Person that, directly or indirectly, or through one or more intermediaries, controls, is controlled by, or is under common control with, such Party. For purposes of this definition only, the term “control” means the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise, and “controlled by” and “under common control with” have correlative meanings.
“Person” means an individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association, or other entity.
“Trademark” means any trademark, service mark, trade name, trade dress rights, fictional business name, corporate name, logo, slogan, internet domain name and other identification or indicia of origin, in each case whether registered or unregistered, and all applications, registrations, renewals and extensions for any of the foregoing.

AGREEMENT
1.Rohto’s Rights and Obligations. The Parties hereby acknowledge and agree that, as between the Parties, as of the Effective Date, Rohto is the sole and exclusive owner of the Obagi Trademarks in the Rohto Territory and has the right to use, register, apply to register, license, and authorize others to use the Obagi Trademarks, on or in connection with any goods and services in the Rohto Territory. Rohto shall not (and shall cause its Affiliates not to) use, apply for, register, license, or authorize others to use the Obagi Trademarks or any Trademarks that contain, comprise, or are confusingly similar to any of the Obagi Trademarks outside of the Rohto Territory, including the sale, export, or distribution of goods or services bearing such Trademarks (whether directly or indirectly through another Person on its behalf), except as otherwise expressly permitted by Obagi in writing. Rohto shall use reasonable efforts to not use the Obagi Trademarks in any manner that would reasonably be expected to tarnish or harm the reputation of Obagi or its Affiliates, the businesses of Obagi or its Affiliates, or the Obagi Trademarks in any material respect. Rohto shall ensure that such goods and services comply with all applicable laws, regulations, and industry standards. To the extent that Rohto and its Affiliates comply with this Section 1, Obagi shall not (and shall cause its Affiliates not to) object to Rohto’s use, ownership, registration of, application to register, licensing, or authorization to others to use the Obagi Trademarks in the Rohto Territory in accordance with this Agreement. Rohto shall use reasonable efforts to ensure that any goods using the Obagi Trademarks manufactured or sold inside the Rohto Territory will not be exported outside of the Rohto Territory, including via parallel export by any Person to which Rohto sells goods under the Obagi Trademarks whether or not Obagi notifies Rohto that such goods are imported outside of the Rohto Territory.
2.Obagi’s Rights and Obligations. The Parties hereby acknowledge and agree that, as between the Parties, as of the Effective Date, Obagi is the sole and exclusive owner of the Obagi Trademarks in all territories worldwide except the Rohto Territory, and has the right to use, register, apply to register, license, and authorize others to use the Obagi Trademarks, on or in connection with goods and services in all territories worldwide except the Rohto Territory. Obagi shall not (and shall cause its Affiliates not to) use, apply for, register, license, or authorize others to use the Obagi Trademarks or any Trademarks that contain, comprise, or are confusingly similar to “Obagi” in the Rohto Territory, including the sale, export, or distribution of goods or services in the Rohto Territory bearing such Trademarks (whether directly or indirectly through another Person on its behalf), except as otherwise expressly permitted by Rohto in writing. Obagi shall use reasonable efforts to not use the Obagi Trademarks in any manner that would reasonably be expected to tarnish or harm the reputation of Rohto or its Affiliates, the businesses of Rohto and its Affiliates, or the Obagi Trademarks in any material respect. Obagi shall ensure that such goods and services comply with all applicable laws, regulations, and industry standards. To the extent that Obagi and its Affiliates comply with this Section 2, Rohto shall not (and shall cause its Affiliates not to) object to Obagi’s use, ownership, registration of, application to register, licensing, or authorization to others to use the Obagi Trademarks outside of the Rohto Territory in accordance with this
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Agreement. Obagi shall use reasonable efforts to ensure that any goods using the Obagi Trademarks manufactured or sold outside the Rohto Territory will not be exported into the Rohto Territory, including via parallel export by any Person to which Obagi sells goods under the Obagi Trademarks whether or not Rohto notifies Obagi that such goods are imported into the Rohto Territory.
3.Confusion Not Likely.
(a)Subject to the provisions of Section 3(b)(iv), the Parties mutually believe that the simultaneous use and registration of the Obagi Trademarks by Rohto in the Rohto Territory and by Obagi outside the Rohto Territory, in accordance with the terms of this Agreement, are not likely to cause confusion due to the clear geographic delineation of the Parties’ respective markets and goods. As a result of these mutually exclusive geographic rights and the Parties’ commitment to refrain from encroaching (or permitting any other Persons to encroach) upon each other’s territories, consumers are not likely to encounter both Parties’ use of the Obagi Trademarks in the same marketplace. Accordingly, subject to the provisions of Section 3(b)(iv), the Parties agree that there is no likelihood of confusion, mistake, or deception as to the source, sponsorship, or affiliation of the goods or services offered under the Obagi Trademarks.
(b)In addition, to further avoid any potential confusion between the Parties’ respective uses of the Obagi Trademarks in their respective territories, the Parties hereby agree as follows:
(i)Obagi shall not, and shall cause its Affiliates to not, enter into any distribution or resale agreements that would permit another Person to sell any goods bearing any Obagi Trademark (or any Trademark confusingly similar thereto) where Obagi or its Affiliate knows that such goods will be exported for use in the Rohto Territory;
(ii)Rohto shall not, and shall cause its Affiliates to not, enter into any distribution or resale agreements that would permit another Person to sell any goods bearing any Obagi Trademark (or any Trademark confusingly similar thereto), where Rohto knows that such goods will be exported for use outside of the Rohto Territory;
(iii)each Party shall not, and shall cause its Affiliates to not, market their respective goods bearing any Obagi Trademark (or any Trademark confusingly similar thereto) in a manner that confuses or otherwise compares such goods with the goods of the other Party or its Affiliates; and
(iv)as soon as reasonably practicable following the Effective Date, the Parties shall discuss in good faith how the Obagi Trademarks set out in Schedule B may be used by Rohto in the Rohto Territory due to the increased risk of
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confusion that may arise with respect to Obagi’s goods, including whether Rohto should add a distinguishable element to mitigate the risk of confusion.
(c)The Parties agree to continue to take reasonable action to prevent any confusion due to the co-existence and registration of their respective Trademarks, to notify one another of any actual or potential confusion that is brought to their attention in connection with their respective Trademarks, and to mutually cooperate, as is reasonable under the circumstances, to rectify any actual or potential confusion resulting therefrom. The existence of any instance of actual confusion shall not in any way affect or call into question the validity or viability of this Agreement, and this Agreement shall remain in full force and effect despite any of the foregoing.
4.Domain Names and Other Uses on the Internet.
(a)For the avoidance of doubt, Rohto shall be permitted to continue using the domain name “obagi.co.jp”. Rohto may also use the Obagi Trademarks in social media handles, account names, and hashtags; provided that such use is always accompanied by a geographic identifier for the Rohto Territory (e.g., “ObagiJapan”, “Obagi_Japan” or “オバジ”). Rohto shall not use the Obagi Trademarks as a standalone handle or account name on any social media platform without such a geographic or other mutually agreed-upon distinguishing element.
(b)Obagi shall use reasonable efforts to avoid using the Obagi Trademarks in connection with domain names, social media handles, or account names that are directed to, or primarily marketed to, consumers or businesses in the Rohto Territory. This includes refraining from registering or operating domain names or social media handles that incorporate the Obagi Trademarks in a manner that targets the Rohto Territory, except as may be expressly agreed upon in writing by the Parties.
(c)The Parties agree to cooperate in good faith to address any issues that may arise regarding the use of the Obagi Trademarks on the Internet or social media.
5.Reservation of Rights. The Parties acknowledge and agree that nothing in this Agreement shall be construed or interpreted (a) as a grant, by implication or otherwise, of any license to use any Trademarks or any other intellectual property rights or (b) to limit either Party’s ability to use the Obagi Trademarks or any Trademarks confusingly similar thereto except as expressly set forth herein.
6.Representations and Warranties. Each Party represents and warrants that:
(a)it is validly existing and in good standing under the applicable laws of its jurisdiction of incorporation or formation;
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(b)it has all requisite corporate or other legal entity power and authority to execute, deliver and perform this Agreement; and
(c)the execution, delivery, and performance of this Agreement has been validly authorized by all necessary corporate or other legal entity action by such Party.
7.Duration. The term of this Agreement shall commence as of the Effective Date and shall continue in full force and effect without limitation of term until this Agreement is terminated by the mutual written agreement of the Parties. This Agreement may not be terminated by any Party for any breach of the Agreement by the other Party, it being understood and agreed that the non-breaching Party may seek injunctive relief, specific performance, or damages against the breaching Party.
8.Execution of Consent Documents. Each Party shall execute such reasonable specific consent agreements or other documents prepared by the other Party in a mutually agreeable form (each Party acting in good faith) as may be reasonably required to effectuate the purposes of this Agreement, including for filing with the Japanese Patent Office or any other public records to overcome likelihood of confusion refusals of one Party’s Trademark applications for the Obagi Trademarks that are in compliance and consistent with this Agreement. Each Party shall bear its own costs in connection with performance of this Section 8, including for the preparation and filing of any consent agreements that a Party requests.
9.Confidentiality.
(a)Confidentiality and Use. Neither Party shall disclose to any Person (other than such Party’s employees, directors, advisors, accountants and shareholders, in their capacity as such, who have a need to know such information and are bound by confidentiality obligations at least as protective as those set forth herein) any information with respect this Agreement or its terms, including the Parties’ communications concerning the Obagi Trademarks or any information relating to a Dispute hereunder, unless such information is or becomes generally known (“Covered Information”), without the prior written consent of the other Party. Each Party agrees: (i) not to use any Covered Information in the conduct of the businesses of such Party, its Affiliates, or its or their licensees, other than as reasonably necessary to exercise its rights or perform its obligations under this Agreement; (ii) not to use any Covered Information, directly or indirectly, in any manner to the detriment of the other Party (or its Affiliates) or to obtain any competitive advantage relative to the other Party (or its Affiliates); and (iii) to maintain such information in strict confidence.
(b)Compelled Disclosures. If either Party is compelled to disclose any Covered Information by judicial or administrative process or by other requirements of law, such Party shall: (i) promptly notify the other Party in writing; (ii) disclose only that portion of such Covered Information which it is advised by counsel in writing is legally required to be disclosed; and (iii) use reasonable efforts to obtain an
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appropriate protective order or other reasonable assurance that confidential treatment will be accorded such Covered Information.
(c)Permitted Disclosures of Terms. Notwithstanding the foregoing, each Party shall be permitted to disclose the terms of this Agreement (i) to the extent reasonably required to comply with any applicable law, regulation or stock exchange rule or (ii) pursuant to reasonable confidentiality obligations in connection with a financing, merger, acquisition, sale of stock or assets, or other strategic transaction relating to the Obagi Trademarks.
10.Miscellaneous.
(a)Further Assurances. At any time and from time to time, each of the Parties shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof.
(b)Assignment; Transfer of Obagi Trademarks.
(i)This Agreement, including all obligations of the Parties contained herein, will be binding upon, and inure to the benefit of, the Parties and their respective successors, assigns, Affiliates, and licensees. Neither Party shall be permitted to assign this Agreement to any third party without the prior written consent of the other Party, except in connection with the direct or indirect transfer of such Party’s and its Affiliates’ rights in the Obagi Trademarks, including via divestiture of an entity or business. Any assignment in violation of this Section 10(b)(i) shall be void ab initio.
(ii)Each Party agrees not to, directly or indirectly, (x) transfer any Obagi Trademark or any Trademark confusingly similar thereto, (y) grant any Person the right to register or enforce any Obagi Trademark or any Trademark confusingly similar thereto, or (z) permit any Person to do any of the foregoing, unless such transfer or grant is subject to the terms hereof. Any Party that transfers or grants any such rights to any Obagi Trademark to any Person (other than an Affiliate of such Party) in accordance with this Section 10(b)(ii) shall promptly notify the other Party in writing of such transfer or grant of rights.
(c)Entire Agreement. This Agreement, together with the Trademark Transfer Agreement, constitutes the sole and entire agreement between the Parties with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings and agreements, both oral and written, with respect to such subject matter.
(d)Amendment and Modification. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each Party. No waiver by
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any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.
(e)Specific Performance. Rohto, on one hand, and Obagi, on the other hand, acknowledge that the failure to comply with, or breach of, any covenant or agreement contained in this Agreement may give rise to irreparable harm to the other Party, for which monetary damages may not be adequate remedy, and agrees that in the event of such a failure or breach (or threatened failure or breach), Rohto, on one hand, and Obagi, on the other hand, shall, in addition to any and all other rights and remedies that may be available to it in respect of such failure or breach under this Agreement, be entitled to an injunction or declaration from a court of competent jurisdiction to compel specific performance by the other Party of its covenants or agreements under this Agreement or prevent breaches of the provisions of this Agreement (without any requirement to post a bond or provide any other security).
(f)Third-Party Beneficiaries; Agency. The terms and provisions of this Agreement are intended solely for the benefit of each Party and their respective successors or permitted assigns, and no third-party beneficiary rights shall be conferred upon any other Person. Neither Party shall be considered as, or hold itself out to be, an agent of the other Party, and neither Party may act for or bind the other Party in any dealings with a third party.
(g)Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner.
(h)Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and addressed to the Parties as follows (or as otherwise specified by a Party in a notice given in accordance with this Section 10(h)):
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(i)If to Rohto: Rohto Pharmaceutical Co., Ltd.,1-8-1 Tatsumi-nishi, Ikuno-ku, Osaka 544-8666 Japan
Attention: Kanae Kokubo, Senior Manager, Corporate Alliance, Corporate Planning Division: kokubok@rohto.co.jp
(ii)If to Obagi: Obagi Cosmeceuticals LLC, 3760 Kilroy Airport Way, Suite 500, Long Beach, CA 90806
Attention: Natasha Hodkinson, General Counsel: natasha.hodkinson@obagi.com and elisabeth@waldencast.com
With a copy to: 525 University Ave, Palo Alto, CA 94301 USA
Attn: Ken Kumayama, ken.kumayama@skadden.com
Notices sent in accordance with this Section 10(h) shall be deemed effectively given: (w) when received, if delivered by hand (with written confirmation of receipt); (x) when received, if sent by a nationally recognized overnight courier (receipt requested); (y) on the date sent by email (with confirmation of transmission), if sent during normal business hours of the recipient, and on the next business day, if sent after normal hours of the recipient; or (z) on the tenth (10th) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.
(i)Interpretation. For purposes of this Agreement, (i) the words “include,” “includes,” and “including” shall be deemed to be followed by the words “without limitation”; (ii) the word “or’ is not exclusive; (iii) the words “herein,” “hereof,” “hereby,” “hereto,” and “hereunder” refer to this Agreement as a whole; and (iv) Section titles and headings to sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. Unless the context otherwise requires, references herein: (x) to Sections and Schedules refer to the Sections of, and Schedules attached to, this Agreement; (y) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted. The Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.
(j)Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of New York, without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any jurisdiction other than those of Japan.
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(k)Arbitration. All disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (ICC) by three arbitrators, with each Party nominating one arbitrator in the Request and the Answer, respectively, and the third arbitrator, who shall act as president of the arbitral tribunal, being nominated by the co-arbitrators within 30 days from the confirmation or appointment of the co-arbitrators.
(i)The language of the arbitration shall be English.
(ii)The seat of arbitration shall be Osaka, Japan.
(iii)The governing law of this Section 10(j) shall be the laws of Japan.
(iv)No award or procedural order made in the arbitration shall be published.
(l)Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by , email, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.
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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the Effective Date.

ROHTO PHARMACEUTICAL CO., LTD.

By:	/s/ Hidetoshi Segi
Name: Hidetoshi Segi
Title: President and Representative Director

OBAGI COSMECEUTICALS LLC
By:	/s/ Michel Brousset
Name: Michel Brousset
Name: Chief Executive Office

SCHEDULES
SCHEDULES†
Schedule A - Obagi Trademarks
Schedule B - Potentially Confusing Trademarks

†    Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and exhibits have been omitted. The registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.